UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-33107

CANADIAN SOLAR INC.

4273 King Street East, Suite 102

Kitchener, Ontario, N2P 2E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment of Director and Executive Officer

On December 24, 2025, Canadian Solar Inc. (the “Company”) announced the appointment of Colin Parkin as a member of its Board of Directors (the “Board”) and its President, and the appointment of Dylan Marx as its Chief Operating Officer. The biographies of Messrs. Parkin and Marx can be found in the press release dated December 24, 2025, which is furnished as an exhibit to this Form 6-K.

Following Mr. Parkin’s appointment, the Board will comprise seven directors, including Shawn (Xiaohua) Qu, Harry E. Ruda, Andrew (Luen Cheung) Wong, Lauren C. Templeton, Leslie Li Hsien Chang, Yuan Z. Qu, and Colin Parkin. The biographies of the Company’s directors (other than Mr. Parkin) can be found in the Company’s FY2024 annual report on Form 20-F dated April 30, 2025 and the current report on Form 6-K dated May 21, 2025.

CANADIAN SOLAR INC.

Form 6-K

TABLE OF CONTENTS

Signature

Exhibit Index

Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
Name:	Shawn (Xiaohua) Qu
Title:	Chairman and Chief Executive Officer

Date: December 29, 2025

EXHIBIT INDEX

Exhibit 99.1 — Canadian Solar Appoints Colin Parkin as President and Dylan Marx as Chief Operating Officer